Exhibit 99.7

Not for distribution to U.S. Newswire Services or for release, publication, distribution or dissemination directly, or indirectly, in whole or in part, in or into the United States.

MICHEL AMAR REPORTS EQUITY INTEREST IN DIGIHOST TECHNOLOGY INC.

Vancouver, BC – February 19, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTC Grey Market: HSSHF) – This press release is being disseminated as required by National Instrument 62-103 – The Early Warning System and Related Take Over Bids and Insider Reporting Issues, with respect to the filing of an early warning report by Michel Amar (“Mr. Amar”) in connection with the completion of the reverse takeover transaction (the “RTO Transaction”) between Digihost International, Inc. and HashChain Technology Inc., as described in Digihost’s press release of February 14, 2020.

Prior to the RTO Transaction, Mr. Amar owned nil proportionate voting shares of the Company (“PV Shares”). Upon completion of the RTO Transaction, Mr. Amar has ownership, control and direction through his holding companies over 10,000 PV Shares, representing 100% of the outstanding and issued PV Shares on both a non-diluted and partially diluted basis.

As at the date of his last early warning report filed on April 1, 2019 and prior to the RTO Transaction, Mr. Amar had ownership, control and direction through his holding companies, assuming completion of the RTO Transaction, of 13,324,954 subordinate voting shares of the Company (“SV Shares”), representing 36.9% of the then issued and outstanding shares of the class on both a non-diluted and partially diluted basis. Upon completion of the RTO Transaction, Mr. Amar has ownership, control and direction through his holding companies of 12,955,716 SV Shares, representing 32.3% of the issued and outstanding shares of the class on a non-diluted basis, and 32.8% of the issued and outstanding shares of the class on a partially diluted basis

The PV Shares and SV Shares were acquired for investment purposes. Mr. Amar will review his holdings from time to time and may increase or decrease his position as future circumstances may dictate.

For further details, please see the Early Warning Report, a copy of which is available on HashChain’s profile on SEDAR at www.sedar.com.

Additional Information

For further information, please contact:

Digihost Technology Inc.
Alec Amar, President and Director

T: 917-242-6549

Angie Ihler, Media Inquiries

T: 917-242-6549

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.